FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	"Syngenta, DuPont sign corn rootworm trait licensing agreement”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

joint media release
Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Syngenta Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323 media.relations@syngenta.com	Syngenta Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

DuPont Media Office 10th & Market Streets Wilmington, DE United States Telephone: +1 302 774 4805 www.dupont.com	DuPont Media contact: Jennifer Goldston USA +1 515 535 5744 jennifer.goldston@pioneer.com	DuPont Analyst/Investor contact: USA +1 302 774 4994

Basel, Switzerland, and Wilmington, Del., USA, December 14, 2010

Syngenta, DuPont sign corn rootworm trait licensing agreement

•	Syngenta to license MIR604 corn rootworm trait to DuPont business Pioneer Hi-Bred

•	Continued choice for farmers for insect protection for corn seed

Syngenta and DuPont today announced that Syngenta will grant DuPont business, Pioneer Hi-Bred, a non-exclusive, global license to its corn rootworm trait MIR604 (Agrisure®) for corn seed. The trait provides protection from below-ground coleopteran insects, including corn rootworm, a major corn pest in the United States and around the world.

The license, which takes effect on 1 January 2011, gives Pioneer full stacking rights of MIR604 with other traits. The value of the deal could exceed $400 million in cumulative payments. Detailed financial terms were not disclosed.

Davor Pisk, Chief Operating Officer, Syngenta Seeds said: “This agreement is a further affirmation of Syngenta’s biotechnology capability. The creation of value through trait outlicensing, as well as through the incorporation of leading proprietary technology in our own branded offer, will contribute to the growing profitability of our Seeds business.”

“This rootworm trait provides Pioneer with additional product options for our customers continuing our momentum in the marketplace,” said Paul E. Schickler, Pioneer President. “Pioneer is creating unique trait combinations to offer next generation insect protection products. The new products will deliver growers additional choice in the Optimum® AcreMax™ family of products.”

About Syngenta
Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Syngenta and DuPont – December 14, 2010 / Page 1 of 2

About DuPont
DuPont (www.dupont.com) is a science-based products and services company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 90 countries, DuPont offers a wide range of innovative products and services for markets including agriculture and food; building and construction; communications; and transportation. Pioneer Hi-Bred (www.pioneer.com), a DuPont business headquartered in Des Moines, Iowa, is the world’s leading developer and supplier of advanced plant genetics, providing high-quality seeds to farmers in more than 90 countries. Pioneer provides agronomic support and services to help increase farmer productivity and profitability and strives to develop sustainable agricultural systems for people everywhere. Science with Service Delivering Success ™.

Cautionary Statement Regarding Forward-Looking Statements – Syngenta
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Forward-Looking Statements – DuPont
This news release contains forward-looking statements based on management's current expectations, estimates and projections.  All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements.  Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions.  These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions.  Many factors, including those discussed more fully elsewhere in this release and in documents filed with the Securities and Exchange Commission by DuPont, particularly its latest annual report on Form 10-K and quarterly report on Form 10-Q, as well as others, could cause results to differ materially from those stated.  These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; seasonality of sales of agricultural products; and severe weather events that cause business interruptions, including plant and power outages, or disruptions in supplier and customer operations. The company undertakes no duty to update any forward-looking statements as a result of future developments or new information.

Syngenta and DuPont – December 14, 2010 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	December 14, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration